TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES


     Mueller's sales and earnings in the second quarter of 2001 declined from the record quarter of a year ago. However, it appears that the effect of the overall economic slowdown lessened in the second quarter of this year as operating margins increased over the previous quarter. Net earnings were $20.8 million, or 56 cents per diluted share, compared with 78 cents per diluted share for the same quarter last year. Also, net sales for the second quarter were $286.0 million compared with net sales of $337.5 million for the second quarter of 2000. We shipped 186 million pounds of product (an increase of six percent over the first quarter of this year) versus 216 million pounds in the second quarter of 2000.

     Year-to-date, net income was $36.2 million on net sales of $562.6 million compared with net income of $56.3 million on net sales of $646.8 million for the first half of 2000. Earnings per diluted share for the first six months of 2001 were 97 cents compared with $1.46 reported a year ago.

     Mueller ended the quarter with a strong balance sheet and with excellent cash flow. Year-to-date, Mueller has generated $73 million in cash from operations and ended the quarter with $140 million in cash on hand. Our debt-to-total capitalization is a low 13.3 percent and net of cash, our debt is zero.

     We are pleased to note that for the second consecutive year the "American Metal Market", a metals industry daily newspaper, ranked Mueller first in terms of return on total assets in its tenth annual ranking of North American metals companies. At 10.18 percent, Mueller's performance was almost 2 percentage points better than the company ranked second, and
2.5 percentage points better than the company ranked third.

     Through the first half of 2001, Mueller invested $23 million in capital projects, primarily related to our copper tube and brass rod mill operations, which should allow us to further reduce costs and improve yields. Our European modernization project is on schedule and most major components of equipment are on site. We anticipate commissioning the new equipment and transitioning production during the second half of 2001.

     We are cautiously optimistic that the improvement in our business during the second quarter will continue during the second half of the year. Housing starts are currently at a seasonally adjusted annual rate of 1.62 million units. Mortgage rates remain attractive and demand for housing continues to be strong while inventories of homes available for sale are low. Although persistent job market concerns may soften demand, the influence of low mortgage rates may offset such concerns. In addition, many analysts predict overall economic growth to pick up in the second half of the year spurred by the cumulative effect of the Federal Reserve's interest rate cuts and the tax rebate that will be flowing to consumers by the third quarter.

     Our Annual Stockholders' Meeting was held at Mueller's headquarters in Memphis, Tennessee on May 10, 2001. The stockholders reelected Messrs. Gladstein, Hodes, Karp, Manolovici, and O'Hagan as directors and approved the appointment of Ernst & Young LLP as our independent auditors.


Sincerely,


/S/HARVEY L. KARP                         /S/WILLIAM D. O'HAGAN
Harvey L. Karp                            William D. O'Hagan
Chairman of the Board                     President and Chief Executive
                                          Officer

July 17, 2001

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                                  For the Quarter Ended
                                           June 30, 2001         June 24, 2000
Net sales                                   $   286,021           $   337,494

Cost of goods sold                              219,090               256,704
Depreciation and amortization                    10,505                 9,239
Selling, general, and
   administrative expense                        22,761                24,820
                                             ----------            ----------
Operating income                                 33,665                46,731

Interest expense                                   (680)               (2,296)
Environmental reserves                             (856)                    -
Other income, net                                 1,369                 2,731
                                             ----------            ----------
Income before income taxes                       33,498                47,166
Income tax expense                              (12,723)              (17,404)
                                             ----------            ----------

Net income                                  $    20,775           $    29,762
                                             ==========            ==========


Earnings per share

   Basic:
      Weighted average shares outstanding        33,399                34,464
                                             ==========            ==========

      Basic earnings per share              $      0.62           $      0.86
                                             ==========            ==========

   Diluted:
      Weighted average shares outstanding
         plus assumed conversions                37,281                38,319
                                             ==========            ==========

      Diluted earnings per share            $      0.56           $      0.78
                                             ==========            ==========

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                                 For the Six Months Ended
                                           June 30, 2001         June 24, 2000
Net sales                                   $   562,599           $   646,830

Cost of goods sold                              437,206               490,204
Depreciation and amortization                    21,032                18,281
Selling, general, and
   administrative expense                        45,317                49,110
                                             ----------            ----------
   Operating income                              59,044                89,235

Interest expense                                 (2,104)               (4,923)
Environmental reserves                           (1,617)                    -
Other income, net                                 3,135                 4,955
                                             ----------            ----------
Income before income taxes                       58,458                89,267
Income tax expense                              (22,214)              (32,939)
                                             ----------            ----------

Net income                                  $    36,244           $    56,328
                                             ==========            ==========

Earnings per share

   Basic:
      Weighted average shares outstanding        33,383                34,654
                                             ==========            ==========

      Basic earnings per share              $      1.09           $      1.63
                                             ==========            ==========

   Diluted:
      Weighted average shares outstanding
         plus assumed conversions                37,207                38,536

                                             ==========            ==========
      Diluted earnings per share            $      0.97           $      1.46
                                             ==========            ==========

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                           June 30, 2001     December 30, 2000
ASSETS

Cash and cash equivalents                   $   139,729           $   100,268
Accounts receivable, net                        173,957               152,157
Inventories                                     118,641               142,325
Other current assets                             15,355                10,421
                                             ----------            ----------
     Total current assets                       447,682               405,171

Property, plant, and equipment, net             378,865               379,885
Other assets                                    128,794               125,220
                                             ----------            ----------
                                            $   955,341           $   910,276
                                             ==========            ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt           $     4,620           $     5,909
Accounts payable                                 45,724                43,733
Other current liabilities                        86,423                68,207
                                             ----------            ----------
     Total current liabilities                  136,767               117,849

Long-term debt                                   93,916               100,975
Other noncurrent liabilities                     80,455                77,050
                                             ----------            ----------
     Total liabilities                          311,138               295,874

Minority interest in subsidiaries                   297                   297

Stockholders' equity                            643,906               614,105
                                             ----------            ----------
                                            $   955,341           $   910,276
                                             ==========            ==========

NORTH AMERICAN METAL COMPANIES
RANKED BY RETURN ON TOTAL ASSETS
 Return                                              2000             2000          2000
on Assets                 Company                 Net Profit         Total         Return
  Rank                      Name                    (Loss)           Assets      on Assets
    1         Mueller Industries Inc.               92,690,000      910,276,000    10.18
    2         Nucor Corp.                          310,907,988    3,721,787,719     8.35
    3         Falconbridge Ltd.                    247,958,211    3,238,569,634     7.66
    4         Olin Corp.                            81,000,000    1,123,000,000     7.21
    5         Barrick Gold Corp.                   301,000,000    4,535,000,000     6.64
    6         Reliance Steel & Aluminum Co.         62,319,000      997,243,000     6.25
    7         California Steel Industries Inc.      34,845,000      602,158,432     5.79
    8         Cominco Ltd.                         114,461,000    1,995,661,200     5.74
    9         Worthington Industries Inc.           94,151,000    1,673,873,000     5.62
   10         Quanex Corp.                          35,400,000      645,859,000     5.48
   11         Dofasco Inc.                         127,051,710    2,372,439,880     5.36
   12         Engelhard Corp.                      168,296,000    3,166,832,000     5.31
   13         Earle M. Jorgensen Co.                24,000,000      464,000,000     5.17
   14         Steel Dynamics Inc.                   53,795,000    1,067,074,000     5.04
   15         Allegheny Technologies Inc.          132,500,000    2,776,200,000     4.77
   16         Alcoa Inc.                         1,484,000,000   31,691,000,000     4.68
   17         Grupo Mexico SA de CV                309,158,000    6,892,480,000     4.49
   18         Intermet Corp.                        40,900,000      919,000,000     4.45
   19         Inco Ltd.                            400,000,000    9,676,000,000     4.13
   20         Commercial Metals Co.                 46,255,000    1,172,862,000     3.94
   21         Ipsco Inc.                            57,700,000    1,622,700,000     3.56
   22         Russel Metals Inc.                    16,091,870      467,577,898     3.44
   23         Alcan Inc.                           618,000,000   18,407,000,000     3.36
   24         Carpenter Technology Corp.            53,300,000    1,745,900,000     3.05
   25         Co-Steel Inc.                         25,936,189      939,009,765     2.76

Reproduced with permission from "American Metal Market".  Copyright 2001
American Metal Market LLC, a division of Metal Bulletin PLC. All rights reserved.




















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